EXHIBIT 99.1

Re:   Continuing to Examine Independent Strategic Alternatives;
Eurocom’s special managers agreed not to initiate a sale process of Company’s shares over the next few months

Ramat Gan, Israel – June 26, 2018 – Internet Gold – Golden Lines Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: IGLD).

The Company reports on its Board of Directors resolution (the “Resolution”) to continue to examine, on an independent basis, strategic alternatives available to the Company, as it has done over the past period. The special managers of Eurocom Communications Ltd. (“Eurocom”) have expressed their consent and will temporarily suspend concurrent initiatives to sell the Company.

According to the Resolution, the Company will continue, as it has done over the past few months, to conduct a systematic and competitive process to examine the possible sale of the Company's holdings in B Communications Ltd. (“BCom”) or any other alternative action that will be chosen that will be for the benefit of the Company and its shareholders and debenture holders.

Further to earlier reports and applicable Israeli legal requirements (including the Concentration Law), the Company is expected to engage with an investment banking firm, to be elected at the discretion of the Board of Directors. The Board will have full discretion and authority in choosing the potential buyer in such potential sale. Details of the potential transactions will be shared with Eurocom, subject to proper execution of NDAs.

According to the Resolution, in the coming days, the Company’s Board of Directors will appoint two additional directors recommended by Eurocom’s special managers. According to the Resolution, each of the new directors must meet the criteria of an independent director. The Company’s Board intends to make a decision in the next two weeks regarding a date for the annual meeting of the shareholders, the agenda of which will include the election of members to the Board of Directors.

The Board of Directors will continue to act in the best interests of the Company’s shareholders and creditors, including updating or altering its decisions at the Board’s discretion.

In order to enable the orderly procedure to be completed and maximize the potential consideration for BCom shares, Eurocom’s special managers agreed to the Company’s request that, subject to the approval of the Israeli Tel Aviv Court (the “Court”) and subject to the orderly sale proceeding being continued, the special managers will not initiate a sale process of Company’s shares over the next three months and will not sell their control stake of the Company during this period. The Resolution was filed as a notice to the Court as part of the latest injunction procedure. The prior request to appoint two directors is expected to be rescinded.

Ami Barlev, Chairman of the Board of Directors, said: “The Board of Directors continues to act independently regarding the strategic processes that it has been examining over the last few months. The Company welcomes the position of Eurocom and the special managers who continue to strengthen and support our independent position without falling into a situation where Eurocom and the Company will be managing in a conflicting manner at the same time. The appointment of additional independent directors will strengthen the structure of the Board of Directors for the benefit of all of the Company's shareholders and debenture holders.”

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold – Golden Lines Ltd.’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.